SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2005

Commission File Number 1-14499

EMBRATEL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Embratel Holding Company
(Translation of registrant's name into English)

Rua Regente Feijó, n° 166 - 16° andar, Sala 1687B
20.060-060 Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X___

"This report is hereby incorporated by reference into Post-Effective Amendment No. 1 to our registration statement on Form F-3 (File No. 001-14499), filed with the Securities and Exchange Commission on March 1, 2005."

EMBRATEL PARTICIPAÇÕES S.A.

CNPJ/MF n.º 02.558.124/0001-12
NIRE 3330026237-7

(Free Translation)

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Time and Place: May 23, 2005, at 3:10 PM, at the Company's headquarter at Rua Regente Feijó n°166/1687-B – Centro, Rio de Janeiro, RJ.

Call to the Meeting and Presence: The members of the Board of Directors were called to the meeting in a regular manner, having participated of the meeting the members of the Board of Directors that signed below.

Agenda: Ratification of the Company's capital increase, approved on a meeting held on February 3, 2005 and rectified and ratified on February 23, 2005.

Initially, the Company's directors presented the result of the Company's capital increase process, informing that all shares offered for subscription were subscribed and fully paid in, in the following way:

(a)	Capital increase approved: R$1,822,800,000.00, increasing the capital from R$2,273,913,387.00 to R$4,096,713,387.00;

(b)

Total shares offered for subscription: 157,658,651,441 common shares and 266,248,325,303 preferred shares, increasing the Company's total shares to 282,027,681,973 common shares and 476,278,322,363 preferred shares;

(c)

Total shares subscribed: the total shares offered, being 157,658,465,218 common shares and 266,175,618,346 preferred shares subscribed by the company's shareholders during the preemptive rights exercise period and 186,223 common shares and 72,706,957 preferred shares subscribed at an auction held at the São Paulo Stock Exchange on May 3, 2005;

(d)

The shares subscribed by the shareholders during the preemptive rights period, were subscribed and fully paid in for the issue price of R$4.30 per lot of one thousand shares, for both classes of shares. The preferred shares subscribed in the auction at the São Paulo Stock Exchange were also subscribed and fully paid in by the issue price. The common shares were subscribed at a price of R$4.31 per lot of one thousand shares;

(e)

Having in consideration that the common shares offered at the auction of unsubscribed shares were subscribed at a price of R$4.31 (four reais and thirty-one cents) per lot of one thousand shares, resulting in additional subscription of R$1.86 (One real and eighty-six cents), such difference will be recorded in the Company's bookkeeping as goodwill of the auction of unsubscribed shares.

Deliberation: Having in consideration the facts above, the members of the Board of Directors that participated of the meeting, unanimously and without restrictions, approved the ratification of the capital increase of the Company, in the terms of the deliberation of the meeting held on February 3, 2005 and rectified and ratified on February 23, 2005, from R$2,273,913,387.00 (two billion, two hundred seventy three million, nine hundred thirteen thousand, three hundred eighty seven reais), to R$4,096,713,387.00 (four billion, ninety six million, seven hundred thirteen, three hundred eighty seven reais), represented by 282,027,681,973 common shares and 476,278,322,363 preferred shares, with an increase, therefore, of R$1,822,800,000.00 (one billion, eight hundred twenty two million, eight hundred thousand reais), resulting from an issue and subscription of 157,658,651,441 (one hundred fifty seven billion, six hundred fifty eight million, six hundred fifty one thousand, four hundred forty one) new common shares and 266,248,325,303 (two hundred sixty six billion, two hundred forty eight million, three hundred twenty five thousand, three hundred and three) new preferred shares, all of them identical to the outstanding shares.

Opportunely, the Company's administration will suggest to the General Meeting of Shareholders to amend article 5 of the Company's By-Laws, in order to incorporate the capital increase ratification.

Closing of the Meeting. As there was nothing further to be dealt with, the meeting was adjourned and these minutes were drafted, which being read and approved, were signed by the members of the Board of Directors and of the Board of Auditors present, and by the Secretary, and copied in the book of minutes.

Rio de Janeiro, May 23, 2005.

SIGNATURES:

BOARD OF DIRECTORS

__________________________________
Carlos Henrique Moreira - Chairman

__________________________________
José Formoso Martínez – Vice Chairman

__________________________________
Maria Silvia Bastos Marques

__________________________________
Dilio Sergio Penedo

___________________________________
Joel Korn

___________________________________
Alberto de Orleans e Bragança

___________________________________
Oscar Von Hauske Solis

____________________________________
Antonio Oscar de Carvalho Petersen Filho
General Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 23, 2005

Embratel Participações S.A.

By:	/S/ Carlos Henrique Moreira
Carlos Henrique Moreira Title: President and Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and thefactors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.